September 18, 2019

Lilach Payorski
Chief Financial Officer
Stratasys Ltd.
7665 Commerce Way
Eden Prairie, Minnesota 55344

       Re: Stratasys Ltd
           Form F-20 for the fiscal year ended December 31, 2018
           Filed on March 07, 2019
           File No. 001-35751

Dear Ms. Payorski:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services